Exhibit 99.2

RATIO OF EARNINGS TO FIXED CHARGES

ArcelorMittal’s ratio of earnings to fixed charges for the periods indicated below was as follows:

	Year ended December 31,					Three months ended March 31,
	2010	2011	2012(1)	2013(2)	2014(2)	2015(2)
Ratio of earnings to fixed charges	1.9x	2.2x	(1.4)x	0.2x	0.8x	(0.2)x

(1)	Due to ArcelorMittal’s pretax loss in 2012, the ratio coverage was less than 1:1. ArcelorMittal would have needed to generate additional earnings of $5,218 million to achieve a coverage of 1:1 for 2012.
(2)	In 2013, 2014 and Q1 2015, ArcelorMittal’s pretax results were not enough to reach a ratio of 1:1. ArcelorMittal would have needed to generate additional earnings of $1,725 million, $302 million and $460 million to achieve a coverage of 1:1 for 2013, 2014 and Q1 2015, respectively.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represent consolidated pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries, less income allocable to non-controlling interests in consolidated entities that have not incurred fixed charges, fixed charges, and undistributed earnings of equity investees. Equity investees are investments accounted for using the equity method of accounting. Fixed charges include interest expensed and capitalized, the interest portion of rental obligations, amortized premiums, discounts and capitalized expenses related to indebtedness. Amounts were prepared in accordance with IFRS as issued by the International Accounting Standards Board.